[redacted]

10029982

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC Mail Processing Section
MAY 21 2010
Washington, DC
110

SEC FILE NUMBER
8- 39450

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANGUARD CAPITAL

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 S. HWY. 101, SUITE 204
(No. and Street)

SOLANA BEACH (City) CA (State) 92075 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS (858) 455-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP - CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

110 WALL STREET, 11th FLOOR, NEW YORK, NY 10005
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of DECEMBER 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

PRESIDENT

Title

Notary Public

ROYA ASADI
Commission # 1734651
Notary Public - California
San Diego County
My Comm. Expires Mar 27, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANGUARD CAPITAL
AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2009

Contents

KBL, LLP™
Certified Public Accountants & Advisors

Independent Auditors' report

To the Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital as of December 31, 2009 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1, the Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17A-5, and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

May 12, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$	187,603
Accounts receivable		138,415
Marketable securities *(at fair market value)*		128
Prepaid expenses		22,537
Furniture and equipment *(net of accumulated depreciation of $57,209)*		19,391
Security deposit		5,872
Total assets	**$**	**373,946**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Liabilities and Stockholder's Equity

Liabilities		
Accounts and accrued expenses payable	$	18,990
Accrued commissions		110,232
Income taxes payable		2,824
Total liabilities		**132,046**
Stockholder's equity		
Common stock *($.01 par value, 1,000 shares authorized, issued and outstanding)*		10
Additional paid-in capital		1,947,490
Accumulated deficit		(1,705,600)
Total stockholder's equity		**241,900**
Total liabilities and stockholder's equity	**$**	**373,946**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Revenue	
Commissions	$ 1,756,282
Interest income	67,534
Total revenue	**1,823,816**
Expenses	
Salaries and employee benefits	138,700
Clearing fees and commissions	1,155,527
Rent	31,800
Consulting fees	104,556
Legal and professional fees	35,538
Travel	23,915
Meals and entertainment	31,608
Automobile expense	52,658
Repairs and maintenance	44,663
Office expenses	35,955
Communications	62,581
Regulatory fees and expenses	51,544
Advertising	9,175
Depreciation	14,290
Equipment rental	2,341
Dues and subscriptions	2,938
Insurance	33,748
Payroll Processing Fees	2,778
Seminars	5,276
Bank service charges	3,660
Loss from sale of fixed assets	33,732
Other expenses	111,744
Total expenses	**1,988,727**
Loss from operations before provision for income taxes	**$ (164,911)**
Provision for income taxes	
Current	(2,824)
Total provision for income taxes	**(2,824)**
Net (loss)	**$ (167,735)**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2009

	Common stock	*Additional paid-in capital*	*Accumulated deficit*	*Total stockholder's equity*
Balance, beginning	$ 10	$ 1,947,490	$ (1,537,865)	$ 409,635
Net loss			(167,735)	(167,735)
Balance, ending	**$ 10**	**$ 1,947,490**	**$ (1,705,600)**	**$ 241,900**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2009

Cash flows from operating activities		
Net (loss)	$	(167,735)
Adjustments to reconcile net (loss) to net cash used in operating activities:		
Depreciation		14,290
Loss from disposed asset		33,732
Changes in operating assets and liabilities:		
Decrease in accounts receivable		103,895
Increase in prepaid expenses		(22,537)
Increase in security deposit		(2,348)
Decrease in accounts and accrued expenses payable		(3,680)
Increase in accrued commissions		34,930
Net cash used in operating activities		**(9,453)**
Cash flows from investing activities		
Purchases of furniture and equipment		(8,584)
Net increase in investments		(42)
Net cash used in investing activities		**(8,626)**
Decrease in cash		**(18,079)**
Cash and cash equivalents, beginning of year		205,682
Cash and cash equivalents, end of year	**$**	**187,603**

Supplementary disclosures of cash flow information		
Cash paid during the year for:		
Income taxes	$	3,624
Interest expense		--

See independent auditors' report and the accompanying notes to the financial statements.

Organization

Vanguard Capital ("the Company") is registered as a broker-dealer in securities under the provisions of the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company has an agreement ("Agreement") with a clearing broker ("Broker") to clear securities transactions and carry customers' accounts on a fully disclosed basis and perform certain record keeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii).

The Company was formed on February 24, 1988 under the laws of the State of California.

Securities transactions

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis

The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly, revenues are recognized when services are rendered and expenses realized when the obligation is incurred. Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of operations.

Fixed assets

Fixed assets are stated at cost. Depreciation is computed using accelerated and straight-line methods over the following estimated useful lives:

Description	*Estimated useful life*
Furniture and fixtures	7 years
Equipment	5 years
Leasehold improvements	39 years

Income taxes

The Company records deferred tax assets and liabilities based on the differences between the financial statement and tax bases of assets and liabilities and on operating loss carry forwards using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is provided when it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Fair value of financial instruments

The carrying amounts reported in the balance sheet for cash and cash equivalents, and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

Collateral Agreement

In accordance with the agreement, all the Company's property held by the broker including, but not limited to, securities, deposits, monies and receivables are used as collateral to secure the Company's liabilities and obligations to the broker.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Compensated absences

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the Company provides 20 days of personal time off per year per employee. Unused time carries over to the following year; however there is a cap of 120/160 hours, respectively, of maximum accrual.

NOTE 1 – REGULATORY NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company has regulatory net capital of approximately $193,511 and a minimum regulatory net capital requirement of $100,000.

Under the provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the consumer protection rule.

NOTE 2 – CUSTOMER TRANSACTIONS

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counter party, the Company may be obligated to discharge the obligation of the non-performing party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 3 – MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2009:

Marketable securities	$ 128
Total marketable securities	**$ 128**

The investments are subject to "haircuts" of $128, for purposes of computing net capital.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 are summarized as follows:

Office equipment and furniture	$ 76,600
Less: accumulated depreciation	57,209
Net property and equipment	**$ 19,391**

NOTE 5 – INCOME TAXES

The significant components of the Company's deferred tax assets are as follows:

Net operating loss carry forward	$ 716,352
Total deferred tax assets	$ 716,352
Less: valuation allowance	(716,352)
Net deferred tax assets	**$ --**

As of December 31, 2009, the Company has a net operating loss carry forward of $1,705,600 which expires as follows:

December 31, 2024	$ 172,710
2025	407,912
2026	507,602
2027	70,474
2028	379,167
2029	167,735

The Company uses the following tax rates:

Federal	34%
State	8%
	42%
Less: valuation allowance	42%
Net effective tax rate	**--**

NOTE 6 – OPERATING LEASE

The Company leased office space under a new three-year lease which began March 1, 2009. The base monthly rent was $2,650 and is adjustable by 4.75% annually. The lease will expire at the end of February 2012. The Company paid $37,687 in office rent (including area maintenance costs) for 2009. Future minimum lease payments are as follows:

December 31, 2010	$	33,059
2011		34,629
2012		5,815

VANGUARD CAPITAL
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2009

Net capital		
Total equity capital	$	241,900
Liabilities subordinated to claims of general creditors allowable in computation of net capital		
Non-allowable assets		47,883
Net capital before haircuts and undue concentration on securities positions		**194,017**
Haircuts and undue concentration on securities positions		506
	$	**193,511**
Aggregate indebtedness		
Items included in the statement of financial condition:		
Accrued expenses and other liabilities	$	132,046
	$	**132,046**
Ratio: aggregate indebtedness to net capital		0.68 to 1
Computation of basis net capital requirement		
Minimum net capital required based on 6 2/3% of aggregate indebtedness	$	8,808
Computation of basis net capital requirement		
Minimum net capital required	$	100,000
Excess net capital at 100%	$	93,511

Reconciliation of December 31, 2009 audited computation of net capital and Company's unaudited December 31, 2009 Part IIA filing.

Unaudited December 31, 2009 net capital per December 31, 2009 Part IIA filing	$	199,560
Audit adjustments		(6,049)
Net capital	**$**	**193,511**

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2009

The Company is exempt from SEC rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See independent auditors' report and the accompanying notes to the financial statements.

VANGUARD CAPITAL
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2009

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

See independent auditors' report and the accompanying notes to the financial statements.

KBL, LLP™
Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Control

To the Board of Directors
Vanguard Capital
San Diego, California

In planning and performing our audit of the financial statements and supplemental schedules of Vanguard Capital (the Company), for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

KBL, LLP™
Certified Public Accountants & Advisors

Independent Auditors' Report on Internal Control

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

May 7, 2010

110 Wall Street, 11th Floor, New York, NY 10005 212.785-9700

VANGUARD CAPITAL
SUPPLEMENTAL SIPC REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2009

KBL, LLP™
Certified Public Accountants & Advisors

Supplemental SIPC Report

To the Board of Directors
Vanguard Capital
San Diego, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7T) of Securities Investor Protection Corporation assessments and payments of Vanguard Capital for the year ended December 31, 2009. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2009 to December 30, 2009 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7T);
3) Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting adjustments; and
5) Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Vanguard Capital taken as a whole.

KBL, LLP

KBL, LLP
Certified Public Accountants and Advisors

May 7, 2010

110 Wall Street, 11th Floor, New York, NY 10005 **212.785-9700**

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009
SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment			$ 613
Less: Payments Made:			
	Date Paid	Amount	
	1/6/09	$ 150	
	8/14/09	870	
			1,020
Interest on late payment(s)			
Total Assessment Balance and Interest Due			$ 0
Payment made with Form SIPC 7T			$ 0

See independent auditors' report

VANGUARD CAPITAL
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

Total revenue	$ 1,481,542
Additions:	
Various (list)	
Total additions	$ -
Deductions:	
Commission, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	1,061,955
Other	174,341
Total deductions	$ 1,239,296
SIPC NET OPERATING REVENUES	$ 245,246
GENERAL ASSESSMENT @ .0025	$ 613

See independent auditors' report